Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction
Proteon Therapeutics Limited	United Kingdom
Proteon Securities Corp.	Massachusetts
Proteon International Holdings, Inc.	United States
Proteon Bermuda Limited	Bermuda
Proteon Ireland Limited	Ireland

All subsidiaries are 100% owned.